Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-1 of our report dated March 17, 2008, relating to the consolidated financial statements of Genta Incorporated (which report expresses an unqualified opinion and includes explanatory paragraphs relating to Genta Incorporated’s ability to continue to as a going concern and the adoption of Statement of Financial Accounting Standards No. 123 (Revised 2004), Shared-Based Payment, effective January 1, 2006, and Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109, effective January 1, 2007) appearing in the Prospectus, which is part of this Registration Statement. We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/  DELOITTE & TOUCHE LLP

Parsippany, New Jersey
August 25, 2008